

Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6387
Facsimile: 612 9259 6233

File Number: 82.2994



17 June 2003



United States Securities
and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549

Dear Sirs

Enclosed herewith for your information pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 is a copy of an announcement released today.

Yours faithfully

D.A. WYLIE
COMPANY SECRETARY

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA

03 JUN 23 AM 7:21



GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: (61 2) 9259 6666
Facsimile: (61 2) 9259 6233

Company Announcements Office
Australian Stock Exchange Limited

**COCA-COLA AMATIL TAKEOVER BID
FOR NEVERFAIL SPRINGWATER LIMITED**

Sydney, 17 June 2003: Further to the announcement made by Neverfail Springwater Limited ("Neverfail") on 16 June 2003, Coca-Cola Amatil Limited ("CCA") today announced that it has no intention, under any circumstances (except where a competing bid arises which after seven weeks since announcement of CCA's Offer, Neverfail has failed to procure), to increase the Offer price for Neverfail beyond the final price of $2.35 referred to below.

CCA reiterates its view that the $2.35 cash Offer for each ordinary Neverfail share is fair and reflects a full control premium. The Offer represents a premium of approximately 37% over the volume weighted average sale price of Neverfail shares between 26 February 2003 and 28 April 2003 (the day before CCA's announcement of its offer for Neverfail). This premium excludes any potential negative share price impact of Neverfail's recent net profit downgrade of over 10%, from the midpoint of the 2003 earnings guidance range restated three months earlier on 26 February 2003.

Commenting on CCA's Offer, Mr Terry Davis, CCA's Managing Director, said "We believe we have provided Neverfail shareholders with a clear choice. They have the opportunity of accepting $2.35 cash per share which includes a full control premium, or face a downside risk to the share price in the event our offer lapses (as identified by the Neverfail Independent Expert) or they remain as minority shareholders".

CCA is concerned that the Neverfail director's four page announcement failed to bring to the attention of its shareholders the comments by the Neverfail Independent Expert as to the likely impact on Neverfail's share price should CCA's Offer be unsuccessful. In its report, the Neverfail Independent Expert said that "if the CCA Offer lapses and no counter bidder emerges it is likely that the Neverfail share price would initially fall back towards pre bid levels particularly in view of the shortfall in forecast 2002 / 2003 earnings compared to market expectations". The pre-bid share price of Neverfail in the two months prior to CCA's bid ranged between $1.58 and $1.95 which is $0.40 - $0.77 below CCA's current $2.35 offer (excluding any potential negative share price impact of Neverfail's recent profit downgrade).

" We believe this information is material information for existing and new shareholders, particularly the small retail investors who have bought shares on market since CCA announced its bid, in the hope of a counter bid emerging" Mr Davis stated.

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA



GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: (61 2) 9259 6666
Facsimile: (61 2) 9259 6233

CCA also announced today that it will not declare its Offer for shares in Neverfail free from conditions unless it acquires, before the date on which it must give its notice on the status of the bid conditions (which is currently scheduled for 20 June 2003), Neverfail shares equal to at least 50.1% of the total number of Neverfail shares and options on issue (taking into account Neverfail shares already held by CCA), subject to the terms more fully described in a third supplementary bidder's statement, a copy of which was lodged with ASIC on Friday 13 June 2003.

CCA confirmed that, if it acquires Neverfail shares equal to at least the level described above, CCA will declare its Offer free from all conditions and increase the offer price to $2.35 per Neverfail share.

This ensures that Neverfail shareholders who accept CCA's Offer will either receive $2.35 per Neverfail share (if the Offer becomes unconditional) or will have their Neverfail shares returned to them immediately after the close of the Offer (if the Offer does not become unconditional).

CCA urges all Neverfail shareholders to consider the Offer and looks forward to receiving acceptances by 5pm on Thursday 19 June 2003.

Should Neverfail shareholders have any questions about CCA's Offer, or about how to accept the Offer, they should call 1300 135 842 (billed at local rates) from within Australia or +61 3 9615 5970 from outside Australia. In accordance with legal requirements, calls to these numbers will be recorded.

Yours faithfully

D A Wylie
Secretary

For further information, please contact:
Analysts: Peter Steel +61 2 9259 6553
Media: Alec Wagstaff +61 2 9259 6571

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA

COCA-COLA  AMATIL

Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6387
Facsimile: 612 9259 6233

03 JUN 23 AM 7:21

File Number: 82.2994

11 June 2003

United States Securities
and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549

Dear Sirs

Enclosed herewith for your information pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 is a copy of an announcement released today.

Yours faithfully

D.A. WYLIE
COMPANY SECRETARY

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA


COCA-COLA AMATIL

Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6387
Facsimile: 612 9259 6233

11 June 2003

Company Announcements Office
Australian Stock Exchange Limited
by electronic lodgement

CCA - Satisfaction of FIRB Condition in takeover bid for Neverfail Springwater Limited

In accordance with section 630(5) of the *Corporations Act 2001 (Cth)*, CCA enclose a Notice of Fulfilment Of Defeating Condition in respect of the condition which is set out in section 5.4(a)(i) (FIRB) of the bidder's statement dated 29 April 2003 in relation to CCA's takeover bid for shares in Neverfail Springwater Limited.

Yours faithfully

D.A. WYLIE
COMPANY SECRETARY

For further information please contact:

Analysts:	Peter Steel	+61 2 9259 6553
Media:	Alec Wagstaff	+61 2 9259 6571

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA

Notice under subsection 630(4) of the Corporations Act

FULFILMENT OF DEFEATING CONDITION

Coca-Cola Amatil Limited ABN 26 004 139 397-
Offer for Shares in Neverfail Springwater Limited ABN 43 003 559 519

Coca-Cola Amatil Limited hereby gives notice that the condition which is set out in section 5.4(a)(i) of the bidder's statement dated 29 April 2003 in relation to its takeover bid for shares in Neverfail Springwater Limited, has been fulfilled.

Dated: 11 June 2003

Signed for and on behalf of
Coca-Cola Amatil Limited

....
David A Wylie
Secretary

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